

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2011

Ms. Mira Rosenzweig
Chief Financial Officer
Camtek Ltd.
P.O.Box 544, Ramat Gabriel Industrial Park
Migdal Ha'Emek 23150, Israel

      Re: **Camtek Ltd.**
            Form 20-F for the fiscal year ended December 31, 2009
            Filed June 7, 2010
            File No. 000-30664

Dear Ms. Rosenzweig:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief